UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-41675

GOLDEN HEAVEN GROUP HOLDINGS LTD.

No. 8 Banhouhaichuan Rd

Xiqin Town, Yanping District

Nanping City, Fujian Province, China 353001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒              Form 40-F ☐

Reopening of Qujing Jinsheng Amusement Park

Further to the report of foreign private issuer on Form 6-K of Golden Heaven Group Holdings Ltd., a company incorporated under the laws of the Cayman Islands (the “Company”), that was filed with the United States Securities and Exchange Commission on July 16, 2024, which disclosed that Qujing Jinsheng Amusement Park (the “Park”), one of the Company’s existing amusement parks, was temporarily closed beginning on July 12, 2024 (Beijing Time), due to the need for electrical conversion and maintenance, as mandated by the local government in Qujing City, the Company hereby announces that the Park has resumed its operation since October 10, 2024 (Beijing Time) and the mandated electrical conversion and maintenance have been completed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Heaven Group Holdings Ltd.

Date: October 15, 2024	By:	/s/ Jin Xu
	Name:	Jin Xu
	Title:	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)

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